Exhibit (a)(x)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely pursuant to the Offer to Purchase, dated April 15, 2014, and the related Letter of Transmittal. The Offer is being made to all holders of Shares, provided that the Offer is neither being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which making or accepting the Offer would violate that jurisdiction’s laws. In those jurisdictions where securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Company by one or more registered brokers or dealers licensed under the laws of such jurisdictions.

Notice of Offer to Purchase for Cash

by

New York REIT, Inc.

of

Up to 23,255,814 Shares of its Common Stock
at a Purchase Price of $10.75 Per Share

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT
12:00 MIDNIGHT, EASTERN TIME, ON MAY 12, 2014, UNLESS THE OFFER IS
EXTENDED OR WITHDRAWN.

New York REIT, Inc., a Maryland corporation that qualifies as a real estate investment trust for U.S. federal income tax purposes (the “Company”), invites its stockholders to tender shares of its common stock, par value $0.01 per share (the “Shares”), at a purchase price of $10.75 per Share (the “Purchase Price”), net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the Offer to Purchase, dated April 15, 2014 (as may be supplemented or amended from time to time, the “Offer to Purchase”), and in the related letter of transmittal (the “Letter of Transmittal” and, collectively with the Offer to Purchase, as each may be supplemented or amended from time to time, the “Offer”). If the total amount of Shares is purchased, the amount of consideration offered to stockholders will be approximately $250,000,000.

The Offer is not conditioned upon any minimum number of shares being tendered. The Offer is, however, subject to other conditions. See Section 7 of the Offer to Purchase.

The Offer will expire at 12:00 midnight, Eastern Time, on May 12, 2014, unless the Offer is extended or withdrawn (such date and time, as they may be extended, the “Expiration Date”).

To validly tender Shares, stockholders who own Shares that are registered in their names must properly complete and duly execute the Letter of Transmittal, together with any required signature guarantees and any other required documents, which must be delivered by regular mail, overnight courier or hand delivery, and must be actually received by DST Systems, Inc. (the “Depositary”) at the address set forth below prior to the Expiration Date.

If delivery of Shares (as defined below) is to be made by book-entry transfer to an account maintained by DST Systems, Inc., the paying agent for the Offer, at The Depository Trust Company (“DTC”) pursuant to the procedures set forth under Section 3 of the Offer to Purchase, you are not also required to submit a written Letter of Transmittal to the Depositary. Notwithstanding anything contained in the Offer to Purchase, this Letter of Transmittal or any other ancillary documents relating to the Offer, brokers, dealers, banks, trust companies and other nominees and DTC participants are not required to, and should not, submit the written Letter of Transmittal to the Depositary or DTC in connection with any tender submitted through DTC’s Automated Tender Offer Program (“ATOP”) system, but need to submit any documentation required for processing through the ATOP system.

Facsimile or e-mail tenders will not be accepted. If a stockholder holds Shares through a Custodian, the Company urges that stockholder to consult his, her or its Custodian to determine whether any transaction costs are applicable. A Custodian or other nominee that holds Shares may have an earlier deadline for accepting the Offer. The Company urges stockholders to contact their Custodian or other nominee that holds their Shares to find out its deadline.

If 23,255,814 or fewer Shares are properly tendered and not properly withdrawn, the Company will buy all Shares properly tendered and not properly withdrawn. If more than 23,255,814 Shares, subject to applicable law, have been validly tendered, and not properly withdrawn before the Expiration Date, at the Purchase Price, the Company will accept Shares to be purchase in the following order of priority: (a) Shares properly tendered and not properly withdrawn by any “odd lot holder” (a stockholder of less than 100 Shares); and (b) after the purchase of all Shares properly tendered by odd lot holders, all other Shares properly tendered at the Purchase Price, on a pro rata basis, with appropriate adjustment to avoid the purchase of fractional Shares. Therefore, it is possible that the Company will not purchase all Shares tendered by a stockholder. If any tendered Shares are not purchased for any reason, the Letter of Transmittal with respect to such Shares not purchased will be of no force or effect and Shares tendered by book-entry will be credited to the account maintained with DTC by the participant who delivered the Shares at our expense.

The Company reserves the right to extend the Offer at any time and for any reason. If the Company extends the Offer beyond 12:00 midnight, Eastern Time, on May 12, 2014, the Company will inform the Depositary and the Paying Agent of that fact and will make a public announcement of the extension, not later than 9:00 A.M., Eastern Time, on the business day after the day on which the Offer was scheduled to expire.

Tenders of Shares made pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, such tenders are irrevocable, except that they may be withdrawn any time after 12:00 midnight, Eastern Time, on June 10, 2014, unless previously accepted for payment by the Company as provided in the Offer to Purchase. For a withdrawal to be effective, a written notice of withdrawal must be timely received by the Depositary at the address set forth below. A Notice of Withdrawal must be delivered by regular mail, overnight courier or by manually signed facsimile transmission. Notwithstanding anything contained in the Offer to Purchase, this Letter of Transmittal or any other ancillary documents relating to the Offer, brokers, dealers, banks, trust companies and other nominees and DTC participants are not required to, and should not, submit the written Notice of Withdrawal in connection with the withdrawal of any tender submitted through DTC’s ATOP system, but need to submit any documentation required for processing through the ATOP system. All tenders and withdrawals through DTC’s ATOP system must be completed in accordance with the terms and conditions of the ATOP system.

The Company will be deemed to have accepted for payment (and therefore purchased) properly tendered Shares only when, as and if it gives notice to the Depositary and the Paying Agent of its acceptance of Shares for payment pursuant to the Offer.

The purchase of Shares pursuant to the Offer will reduce the Company’s stockholders’ equity in an amount equal to the aggregate Purchase Price of the Shares purchased, reduce total cash and increase the Company’s indebtedness in an amount equal to the amount of monies drawn on the Company’s credit facility, if any, to fund a portion of the Purchase Price.

Generally, a U.S. Stockholder (as defined in Section 14 of the Offer to Purchase) will be subject to U.S. federal income taxation and applicable withholding when the U.S. Stockholder receives cash from the Company in exchange for Shares that the U.S. Stockholder tenders. Further, any tendering stockholder or other payee who does not provide a properly completed and signed Internal Revenue Service Form W-9, or applicable Form W-8, to the Depositary along with the Letter of Transmittal may be subject to federal backup withholding tax at a rate equal to 28% of the gross proceeds payable to such stockholder or other payee pursuant to the Offer. EACH STOCKHOLDER IS URGED TO CONSULT ITS TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF TENDERING SHARES IN THE OFFER.

The information required to be disclosed by Rule 13e-4(d)(1) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

Copies of the Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares beginning on or around April 15, 2014 and will be furnished to brokers, banks or other fiduciaries whose names, or the names of whose nominees, appear on the Company’s stockholder list.

The Offer to Purchase and the related Letter of Transmittal contain important information and should be carefully read in their entirety before any decision is made with respect to the Offer.

The Company listed its Shares on The New York Stock Exchange (the “NYSE”) under the symbol “NYRT” on April 15, 2014 (the “Listing”). The Company believes that the Offer is a prudent use of its financial resources given its business profile and assets. The Offer is part of the Company’s overall goal to enhance stockholder value. The Company believes the Offer will augment the options available to stockholders in connection with the listing of the Shares on the NYSE by allowing them to tender all or a portion of their shares in the Offer. The Offer also provides stockholders with an efficient way to sell their Shares without incurring most broker’s fees or commissions associated with open market sales. Furthermore, “odd lot holders” who hold Shares registered in their names and tender their Shares directly to the Depositary and whose Shares are purchased in the Offer will avoid any applicable odd lot discounts that might otherwise be payable on sales of their Shares. If a stockholder holds Shares through a Custodian, the Company urges that stockholder to consult his, her or its Custodian to determine whether any transaction costs are applicable.

None of the Company, its Board of Directors, New York Recovery Advisors, LLC, in its capacity as the Company’s advisor, the Depositary, the Paying Agent, the Information Agent or any of their respective affiliates is making any recommendation to stockholders as to whether they should tender or refrain from tendering their Shares. Each stockholder must make his, her or its own decision as to whether to tender shares and, if so, how many Shares to tender and at what price.

Any questions or requests for assistance may be directed to American National Stock Transfer, LLC, the Information Agent for the Offer, at (877) 373-2522 (toll free). Requests for additional copies of the Offer to Purchase, the Letter of Transmittal or other tender offer materials may be directed to the Information Agent and such copies will be furnished promptly at the Company’s expense. Stockholders may also contact their local broker, dealer, commercial bank or trust company for assistance concerning the Offer.

The Paying Agent and Depositary is:	The Information Agent is:
DST Systems, Inc. 430 W. 7th Street Kansas City, MO 64105 Attn: NYRT Tender Offer	American National Stock Transfer, LLC 405 Park Avenue, 12th Floor New York, NY 10022 Call Toll-Free: (877) 373-2522

April 15, 2014